UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

DATA I/O CORP
---------------------
(Name of Issuer)

Common Stock
------------
(Title of Class of Securities)

237690102

---------
(CUSIP Number)

Leviticus Partners, L.P.
Adam M. Hutt
30 Park Ave. Suite 12F
New York, NY 10016
(212) 679-2642
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2004
------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.








CUSIP No. 237690102
1  	NAMES OF REPORTING PERSONS
   	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

	Leviticus Partners, L.P.
_______________________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) |X|

(b) |_|
_______________________________________________________________________
3 	SEC USE ONLY

_______________________________________________________________________
4  	SOURCE OF FUNDS:

	WC
_______________________________________________________________________
5   	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                 |_|
_______________________________________________________________________
6   	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware
_______________________________________________________________________
                       7      SOLE VOTING POWER:
                      			500,000
                       ________________________________________________
      NUMBER OF        8      SHARED VOTING POWER:
        SHARES
     BENEFICIALLY                           0
       OWNED BY        ________________________________________________
         EACH          9      SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH                    	500,000
                       ________________________________________________
                       10     SHARED DISPOSITIVE POWER:

                                            0
_______________________________________________________________________
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING Person

500,000
______________________________________________________________________
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:                        |_|

_______________________________________________________________________
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

           6.0%
_______________________________________________________________________
14          TYPE OF REPORTING PERSON:

		PN
_______________________________________________________________________

CUSIP No. 237690102
_______________________________________________________________________
1   	NAMES OF REPORTING PERSONS
     	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    	AMH Equity, LLC
_______________________________________________________________________
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) |X|
(b) |_|
_______________________________________________________________________
3           SEC USE ONLY

_______________________________________________________________________
4           SOURCE OF FUNDS:

		AF
_______________________________________________________________________
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)  			 |_|
_______________________________________________________________________
6           CITIZENSHIP OR PLACE OF ORGANIZATION:

		New York
_______________________________________________________________________
			7 	SOLE VOTING POWER:

				0
	________________________________________________
      NUMBER OF        8      	SHARED VOTING POWER:
        SHARES
     BENEFICIALLY          	0
       OWNED BY        ________________________________________________
         EACH          9      	SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH              	0
                       ________________________________________________
                       10     SHARED DISPOSITIVE POWER:

                             	0
_______________________________________________________________________
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0
_______________________________________________________________________
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:                                               |_|
_______________________________________________________________________
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                     0
_______________________________________________________________________
14          TYPE OF REPORTING PERSON:
                                      00
_______________________________________________________________________
CUSIP No. 237690102
______________________________________________________________________
1           NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

		Adam M. Hutt
 _______________________________________________________
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) |X|
(b) |_|
_______________________________________________________________________
3           SEC USE ONLY

_______________________________________________________________________
4           SOURCE OF FUNDS:
	00
_______________________________________________________________________
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
		|_|

_______________________________________________________________________
6           CITIZENSHIP OR PLACE OF ORGANIZATION:

		United States
_______________________________________________________________________
			7      SOLE VOTING POWER:

					0
	________________________________________________
      NUMBER OF        8      SHARED VOTING POWER:
        SHARES
     BENEFICIALLY                  	0
       OWNED BY        ________________________________________________
         EACH          9      SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH                  	0
                       ________________________________________________
                       10     SHARED DISPOSITIVE POWER:

                          		0
_______________________________________________________________________
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
				0
_______________________________________________________________________
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:                                               |_|
_______________________________________________________________________
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                     0
_______________________________________________________________________
14          TYPE OF REPORTING PERSON:
     HC, IN
_______________________________________________________________________
CUSIP No. 237690102
_______________________________________________________________________
1   	NAMES OF REPORTING PERSONS
     	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Parameter Partners, LLC
_______________________________________________________________________
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) |X|
(b) |_|
_______________________________________________________________________
3           SEC USE ONLY

_______________________________________________________________________
4           SOURCE OF FUNDS:

		WC
_______________________________________________________________________
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)  			 |_|
_______________________________________________________________________
6           CITIZENSHIP OR PLACE OF ORGANIZATION:

		New York
_______________________________________________________________________
			7 	SOLE VOTING POWER:

				26,295
	________________________________________________
      NUMBER OF        8      	SHARED VOTING POWER:
        SHARES
     BENEFICIALLY          	0
       OWNED BY        ________________________________________________
         EACH          9      	SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH              	26,295
                       ________________________________________________
                       10     SHARED DISPOSITIVE POWER:

                             	0
_______________________________________________________________________
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,295
_______________________________________________________________________
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:                                               |_|
_______________________________________________________________________
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                     0.3%
_______________________________________________________________________
14          TYPE OF REPORTING PERSON:
                                      PN
_______________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

This schedule 13D/A relates to the common stock, $.001 par value per share (the "Shares"), of DATA I/O CORP (the "Issuer"). The principal executive offices of the Issuer are located at 10525 WILLOWS RD NE
REDMOND WA 98073-9746.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D/A is jointly filed by Leviticus Partners, L.P., a Delaware limited partnership ("Leviticus"), AMH Equity, LLC ("AMH"), a
New York limited liability company, Adam Hutt, a natural person and Parameter Partners, LLC ("Parameter"), a Delaware limited liability company, (each a "Reporting Person" and, collectively, the "Reporting Persons").
AMH is the general partner of both Leviticus and Parameter. Adam Hutt is the controlling person of AMH.

      Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

(b) The business address for all Reporting Persons is 30 Park Avenue, Suite 12F, New York, New York 10016.

(c) Each Reporting Person's principal business is investing in securities in order to achieve certain investment objectives.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)   Adam Hutt is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Leviticus used approximately $1,304,000 of its working capital to purchase the Shares and Parameter used approximately $63,500 of its working capital to purchase the Shares.


ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares for investment purposes. The Reporting Persons presently consider the Shares an attractive investment and intend to review their investment on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional shares of the Issuer in the open-market or in privately negotiated transactions, maintaining their holdings at current levels or selling all or a portion of their holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of the Issuer for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities;
the availability of funds for the purchase of additional shares of the Issuer; the actions of the management and Board of Directors of the Issuer; and other future developments. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

(a) As of the close of business on October 26, 2004 the Reporting Persons owned in the aggregate, 526,295 Shares, which represent approximately 6.3% of the 8,386,000 Shares outstanding as of September 30, 2004, as reported on the latest Form 8-K of the issuer dated October 22, 2004.

    For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Leviticus may be deemed to be the beneficial owner of the aggregate amount of 500,000 Shares representing approximately 6.0% of the outstanding Shares of the Issuer (based upon 8,386,000 shares outstanding as of September 30, 2004, as reported on the latest Form 8-K of the issuer dated October 22, 2004).

    For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Parameter may be deemed to be the beneficial owner of the aggregate amount of 26,295 Shares representing approximately 0.3% of the outstanding Shares of the Issuer (based upon 8,386,000 shares outstanding as of September 30, 2004, as reported on the latest Form 8-K of the issuer dated October 22, 2004).

      AMH is the general partner of both Leviticus and Parameter and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, AMH may be deemed to be the beneficial owner of the aggregate amount of 526,295 Shares representing approximately 6.3% of the outstanding Shares of the Issuer (based upon 8,386,000 shares outstanding as of September 30, 2004, as reported on the latest Form 8-K of the issuer dated October 22, 2004). AMH disclaims any beneficial ownership of the Shares covered by this Statement.

      Adam Hutt is the control person of AMH and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Adam Hutt may be deemed to be the beneficial owner of the aggregate amount of 526,295 Shares representing approximately 6.3% of the outstanding Shares of the Issuer (based upon 8,386,000 shares outstanding as of September 30, 2004, as reported on the latest Form 8-K of the issuer dated October 22, 2004). Adam Hutt disclaims any beneficial ownership of the Shares covered by this Statement.

(b) Leviticus has sole voting and dispositive power of it's Shares and Parameter has sole voting and dispositive power of it's Shares. AMH and Adam Hutt disclaim beneficial ownership of the Shares.

(c) Leviticus effected the following transactions in the Shares since filing the Schedule 13D on September 9, 2004 as set forth below:

Date              Type            Amount of Shares        Price/Share
10/22/04    open market purchase       12,037     		2.85
10/21/04    open market purchase       37,963     		2.68
10/18/04    open market purchase       4,300              	2.68
10/15/04    open market purchase       300                 	2.65
10/14/04    open market purchase       400        		2.61
10/14/04    open market purchase       3,768			2.63
10/12/04    open market purchase       20,000			2.68
10/11/04    open market purchase       400			2.60
10/08/04    open market purchase       13,262			2.62
10/07/04    open market purchase       1,205			2.60
09/30/04    open market purchase       765			2.50
09/27/04    open market purchase       5,600			2.50
09/10/04    open market purchase       4,660			2.45
09/09/04    open market purchase       40			2.35

Parameter effected the following transactions in the Shares since filing the Schedule 13D on September 9, 2004 as set forth below:

10/12/04    open market purchase       500     			2.70
09/24/04    open market purchase       4,795     		2.72


(d) Not Applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Not Applicable

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2004

				Leviticus Partners, L.P.
				By: AMH Equity, LLC, its general partner
				By: /s/ Adam Hutt
				Name: Adam Hutt
				Title: Managing Member


				Parameter Partners, LLC
				By: AMH Equity, LLC, its general partner
				By: /s/ Adam Hutt
				Name: Adam Hutt
				Title: Managing Member


				AMH Equity, LLC
				By: /s/ Adam Hutt
				Name: Adam Hutt
				Title: Managing Member

				Adam Hutt
				By: /s/ Adam Hutt
				Name: Adam Hutt


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).